 SCHNEIDER WEINBERGER & BEILLY LLP
Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307

Telephone
James M. Schneider, P.A.	(561) 362-9595
Steven I. Weinberger, P.A.	Facsimile
Roxanne K. Beilly, P.A.	(561) 362-9612

August 31, 2009

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:              Pradip Bhaumik, Special Counsel
Cecilia Blye, Chief – Office of Global Security Risk
Max Webb, Assistant Director – Division of Corporation Finance

Re:                          China Armco Metals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 0-53468

Ladies and Gentlemen:

China Armco Metals, Inc. (the “Company” or “we” or “our”) is in receipt of the staff's correspondence dated May 12, 2009 related to the above-referenced filing.  Following are the Company's responses to the staff's comments.

General

1.
We note the disclosure on pages 1 and 18 of your Form 10-K that you import metal ore from global suppliers in several countries, including Iran.  Also, we note from your website that you import chrome one from Iran.  Iran is identified by State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contracts with Iran.  Please describe to us the nature and extent of your past, current and anticipated contacts with Iran, whether through subsidiaries, suppliers, or other direct or indirect arrangements.  Your response should describe any products or equipment you have provided to, or obtained from, Iran, and any agreements, commercial arrangements, or other contacts you have had with the Iranian government or entities controlled by that government.

RESPONSE:

In October 2007, the Company’s subsidiary Armco & Metawise (HK) Ltd., a Chinese corporation (“Armco”) purchased on a one time basis 167.3 metric tons of “Iran Chromite Ore Lumps” from Cofinpar, S.A. (“Confinpar”).  Confinpar is located at Altantis Center, CH-1628 Vuadens, Switzerland.  In January 2008, Armco sold this ore to another domestic Chinese company. We understand that the word “Iran” is used in this ore’s name to designate the characteristics of the ore, not its source.  The Company acquired Armco in June 2008 as described in the Company’s Form 8-K filed with the Commission on July 1, 2008.

To the best knowledge of the Company, it does not have any agreements, commercial arrangements, or other contacts with the Iranian government or entities controlled by that government.

Based on these facts and in order to better disclose our sources of suppliers, the Company will remove all references to Iran as a supplier in its future filings with the Commission and has removed all references to Iran as a supplier on the Company’s website.

2.
Please discuss the materiality of any contacts with Iran described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investors sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

RESPONSE:

Based on the response to Question 1 above, the Company does not believe that it has any material contacts with Iran and therefore there is no material investment risk to the Company’s security holders.  The Company also believes that even if the ore were supplied by mines located in Iran, the amount of the purchase was immaterial and occurred prior to the date when the Company owned any interest in or had any business relationship with Armco.

We trust the foregoing adequately responds to the staff's comments.

The Company acknowledges that:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Schneider, Weinberger & Beilly LLP

/s/ James M. Schneider
James M. Schneider

cc: China Armco Metals, Inc.